UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 20 March 2020, London UK

GSK appoints Charles Bancroft to the Board as a Non-Executive Director

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that Charles Bancroft will join the Board of the Company as a Non-Executive Director on 1 May 2020.

Charlie has recently retired from a successful career at Bristol Myers Squibb (BMS) where he held a number of leadership roles in commercial, strategy and finance. Beginning his career at BMS in 1984, he held positions of increasing responsibility within the finance organisation and had commercial operational responsibility for Latin America, Middle East, Africa, Canada, Japan and several Pacific Rim countries. He was appointed Chief Financial Officer in 2010, Chief Financial Officer and Executive Vice President, Global Business Operations in 2016 and Executive Vice President and Head of Integration and Strategy & Business Development in 2019. Charlie successfully steered BMS through a period of strategic transformation, including the recent $74bn acquisition of Celgene.

Charlie served as a member of the Board of Colgate-Palmolive Company from 2017 until March 2020.

On joining the Board Charlie will become a member of the Audit & Risk Committee.  He will succeed Judy Lewent as Chair of this Committee following approval of GSK's 2020 Annual Report in Q1 of 2021.

Commenting on the appointment, Sir Jonathan Symonds, Chairman of GSK said: "I am delighted Charlie is joining the GSK Board and has agreed to succeed Judy in 2021 as Chair of our Audit & Risk Committee. He brings a wealth of financial and management experience in global biopharma which will be invaluable to the Board in the coming years as it oversees the delivery of GSK's strategy, including the separation of the Group and the creation of two outstanding new companies."

Notes

1.	The appointment of Charles Bancroft was made by the Board on the recommendation of the Nominations Committee.
2.
The Board determined that Mr Bancroft is an independent Non-Executive Director on appointment in accordance with the UK Corporate Governance Code (the Code). He has also been designated as having recent and relevant financial experience for the purposes of the Code and as an audit committee financial expert as defined in rules promulgated under the Sarbanes-Oxley Act of 2002.

3.
He will receive the standard basic fee for a Non-Executive Director of £95,000 per annum and when he succeeds Ms Lewent as Chair of the Audit & Risk Committee, he will receive the supplemental fee of £80,000 per annum. He will be required to invest at least 25% of his fees in GSK shares that should be held until he retires from the Board.

4.	Membership of other Committees will be determined in due course.
5.	Mr Bancroft does not have a service contract. He has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
6.	There are no additional details to disclose in respect of Mr Bancroft's appointment under Listing Rule 9.6.13R.
7.	From 1 May 2020 the Board of GSK will comprise:
Sir Jonathan Symonds Emma Walmsley Iain Mackay Dr Hal Barron Vindi Banga Charles Bancroft Dr Vivienne Cox Lynn Elsenhans Dr Jesse Goodman Dr Laurie Glimcher Judy Lewent Urs Rohner
Non-Executive Chairman
Chief Executive Officer
Chief Financial Officer
Chief Scientific Officer and President, R&D
Senior Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2019.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 20, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc